Exhibit 99.1

KANZHUN LIMITED Announces Third Quarter 2021 Unaudited Financial Results

BEIJING, November 23, 2021 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or “the Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

●	Revenues for the quarter were RMB1,211.8 million (US$188.1 million), an increase of 105.4% from RMB590.1 million for the same quarter of 2020.
●	Calculated cash billings[1] for the quarter were RMB1,221.0 million (US$189.5 million), an increase of 61.8% from RMB754.8 million for the same quarter of 2020.
●	Average monthly active users (MAUs)[2] for the quarter were 28.8 million, an increase of 28.6% from 22.4 million for the same quarter of 2020.
●	Total paid enterprise customers[3] in the twelve months ended September 30, 2021 increased by 110.5% to 4.0 million from 1.9 million in the twelve months ended September 30, 2020.
●

Net income for the quarter was RMB286.2 million (US$44.4 million), compared to net income of RMB33.8 million for the same quarter of 2020. Adjusted net income[4] for the quarter was RMB385.1 million (US$59.8 million), compared to RMB52.3 million for the same quarter last year.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “It is inspiring to see the effectiveness of our business model continuing to be validated. In the third quarter, we focused on improving our service for existing users and enhancing our core competencies, continually investing in both platform and data security enhancements. We believe this is a key factor in driving the sustainable growth of our business and creating long-term value. Staying true to our mission and commitments as a public company, we will continue to make valuable contributions to the development of individuals, and to the prosperity of the enterprises we serve, by leveraging the power of technology.”

Mr. Phil Yu Zhang, Chief Financial Officer, further commented, “Our revenues increased by 105.4% year on year to RMB1,211.8 million in the third quarter. Our net income reached RMB286.2 million and our adjusted net income achieved RMB385.1 million, demonstrating the type of healthy and robust margin-profile, that we believe our core online recruitment business can achieve as our business matures. We are firmly committed to continuing investment in talents with headcount of R&D and sales personnel growing sequentially.”

[1]

Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

[2]	MAUs refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given month at least once.
[3]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[4]

Adjusted net income/(loss) and adjusted basic and diluted net income/(loss) per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

Third Quarter 2021 Unaudited Financial Results

Revenues

Revenues were RMB1,211.8 million (US$188.1 million) in the third quarter of 2021, an increase of 105.4% from RMB590.1 million for the same period in 2020. The increase was primarily due to the growth in revenues from online recruitment services.

●

Revenues from online recruitment services were RMB1,197.1 million (US$185.8 million) in the third quarter of 2021, representing an increase of 104.4% from RMB585.6 million for the same period in 2020. The increase was mainly due to the rapid growth in our paid enterprise customer numbers following the expansion of our user base. Total paid enterprise customers increased by 110.5% from 1.9 million in the twelve months ended September 30, 2020 to 4.0 million in the twelve months ended September 30, 2021.

●

Revenues from other services, which mainly comprise of paid value-added services offered to job seekers, were RMB14.6 million (US$2.3 million) in the third quarter of 2021, representing an increase of 217.4% from RMB4.6 million for the same period in 2020, benefiting from our continued overall growth in user base.

Operating cost and expenses

Total operating cost and expenses were RMB903.9 million (US$140.3 million) in the third quarter of 2021, representing an increase of 61.7% from RMB559.1 million in the same period of 2020. Total share-based compensation expenses were RMB98.9 million (US$15.4 million) in the third quarter of 2021, compared with RMB18.5 million in the same period of 2020.

●

Cost of revenues were RMB154.8 million (US$24.0 million) in the third quarter of 2021, representing an increase of 124.7% from RMB68.9 million in the same period of 2020, primarily driven by payroll and other employee-related costs, as well as increases in third-party payment processing costs and server and bandwidth costs, resulting from expanded user base and increased transaction volume.

●

Sales and marketing expenses were RMB416.4 million (US$64.6 million) in the third quarter of 2021, representing an increase of 46.8% from RMB283.6 million in the same period of 2020, primarily due to increased headcount in sales and marketing personnel and enhanced brand advertising activities.

●

Research and development expenses were RMB209.3 million (US$32.5 million) in the third quarter of 2021, representing an increase of 49.9% from RMB139.6 million in the same period of 2020, primarily due to increased headcount in research and development personnel as well as increased share-based compensation expenses.

●

General and administrative expenses were RMB123.3 million (US$19.1 million) in the third quarter of 2021, representing an increase of 83.8% from RMB67.1 million in the same period of 2020, primarily due to increased headcount in general and administrative personnel and increased share-based compensation expenses.

Income from operations

Income from operations was RMB311.1 million (US$48.3 million) in the third quarter of 2021, compared to RMB34.4 million in the same period of 2020.

Net income and adjusted net income

Net income was RMB286.2 million (US$44.4 million) in the third quarter of 2021, compared to RMB33.8 million in the same period of 2020.

Adjusted net income was RMB385.1 million (US$59.8 million) in the third quarter of 2021, compared to RMB52.3 million in the same quarter of 2020.

Basic and diluted net income per ADS and adjusted basic and diluted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.66 (US$0.10) and RMB0.62 (US$0.10), respectively, in the third quarter of 2021, compared to basic and diluted net loss per ADS of RMB0.55 in the same period of 2020.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 were RMB0.89 (US$0.14) and RMB0.83 (US$0.13), respectively, in the third quarter of 2021, compared to adjusted basic and diluted net loss per ADS of RMB0.21 in the same period of 2020.

Net cash generated from operating activities

Net cash generated from operating activities was RMB269.9 million (US$41.9 million) in the third quarter of 2021, representing an increase of 13.8% from RMB237.1 million in the same period of 2020.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB11,941.1 million (US$1,853.2 million) as of September 30, 2021, compared to RMB4,534.6 million as of December 31, 2020. The increase was primarily attributable to net proceeds from the initial public offering completed in June 2021 as well as net cash generated from operating activities.

Recent Development

As stated in the press release announced on July 5, 2021, the Company is subject to cybersecurity review by the Cyberspace Administration of China. To facilitate the process, during the review period, the “BOSS Zhipin” app has been required to suspend new user registration in China. The process is still ongoing and the Company is fully cooperating with the regulator in respect of its review.

Outlook

For the fourth quarter of 2021, the Company currently expects its total revenues to be between RMB1.02 billion and RMB1.05 billion, representing a year-on-year increase of 58.1% to 62.8%. This forecast reflects the Company’s current views on the market, operational conditions and the impact of the on-going cybersecurity review, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 7:00 AM U.S. Eastern Time on Tuesday, November 23, 2021 (8:00 PM Beijing/Hong Kong Time on November 23, 2021) to discuss the financial results. Details for the conference call are as follows:

Event Title:	KANZHUN LIMITED Third Quarter 2021 Earnings Conference Call
Conference ID:	9759978
Registration Link:	http://apac.directeventreg.com/registration/event/9759978

Upon registration, participants will receive an email containing conference call dial-in details, a passcode, and a unique registrant ID. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call and will be available until November 30, 2021, via the following details:

International:	+61-2-8199-0299
China (Mandarin) Toll Free:	800-870-0206
China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong Toll Free:	800-963-117
Singapore Toll Free:	800-616-2305
Conference ID:	9759978

Exchange Rate

This announcement contains translation of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollar were made at the rate of RMB6.4434 to US$1.00, the noon buying rate on September 30, 2021 of RMB as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as calculated cash billings, adjusted net income/(loss), adjusted net income/(loss) attributable to ordinary shareholders, adjusted basic and diluted net income/(loss) per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/(loss) per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provide valuable insights into the cash that will be generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP measures. The Company believes that these non-GAAP measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses that are included in net income/(loss) and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for most directly comparable financial measures prepared in accordance with GAAP. The non-GAAP measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, and may not be comparable to other similarly titled measures used by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the financial statement tables captioned “Unaudited Reconciliation of GAAP and Non-GAAP results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED (Nasdaq: BZ) operates the largest online recruitment platform BOSS Zhipin in China in terms of average MAU in 2020. Established seven years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

UNAUDITED INTERIEM CONDENSED CONSOLIDATED STATEMENTS OF COMPRHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	585,556	1,197,135	185,792	1,286,141	3,137,054	486,863
Other services	4,576	14,626	2,270	13,085	31,424	4,877
Total revenues	590,132	1,211,761	188,062	1,299,226	3,168,478	491,740
Operating cost and expenses
Cost of revenues(1)	(68,885)	(154,834)	(24,030)	(160,957)	(404,863)	(62,834)
Sales and marketing expenses(1)	(283,595)	(416,419)	(64,627)	(1,026,513)	(1,569,199)	(243,536)
Research and development expenses(1)	(139,592)	(209,323)	(32,486)	(361,407)	(623,051)	(96,696)
General and administrative expenses(1)	(67,052)	(123,338)	(19,142)	(171,343)	(1,871,950)	(290,522)
Total operating cost and expenses	(559,124)	(903,914)	(140,285)	(1,720,220)	(4,469,063)	(693,588)
Other operating income, net	3,400	3,291	511	7,095	10,948	1,699
Income/(loss) from operations	34,408	311,138	48,288	(413,899)	(1,289,637)	(200,149)
Financial income, net	504	2,737	425	966	6,754	1,048
Foreign exchange (loss)/gain	(1,099)	269	42	(2,222)	(317)	(49)
Investment income	734	7,162	1,112	6,321	15,791	2,451
Other expenses	(746)	(5,072)	(787)	(3,580)	(6,669)	(1,035)
Income/(loss) before income tax expense	33,801	316,234	49,080	(412,414)	(1,274,078)	(197,734)
Income tax expense	-	(30,066)	(4,666)	-	(30,066)	(4,666)
Net income/(loss)	33,801	286,168	44,414	(412,414)	(1,304,144)	(202,400)
Accretion on convertible redeemable preferred shares to redemption value	(63,805)	-	-	(193,820)	(164,065)	(25,462)
Net (loss)/income attributable to ordinary shareholders	(30,004)	286,168	44,414	(606,234)	(1,468,209)	(227,862)
Net income/(loss)	33,801	286,168	44,414	(412,414)	(1,304,144)	(202,400)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(81,662)	40,385	6,268	(53,171)	48,269	7,491
Total comprehensive (loss)/income	(47,861)	326,553	50,682	(465,585)	(1,255,875)	(194,909)
Weighted average number of ordinary shares
—Basic	109,142,384	861,454,878	861,454,878	107,921,949	420,605,543	420,605,543
—Diluted	109,142,384	927,370,444	927,370,444	107,921,949	420,605,543	420,605,543
Net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(0.27)	0.33	0.05	(5.62)	(3.49)	(0.54)
—Diluted	(0.27)	0.31	0.05	(5.62)	(3.49)	(0.54)
Net (loss)/income per ADS* attributable to ordinary shareholders
—Basic	(0.55)	0.66	0.10	(11.23)	(6.98)	(1.08)
—Diluted	(0.55)	0.62	0.10	(11.23)	(6.98)	(1.08)

* Each ADS represents two Class A ordinary shares.

(1) Includes share-based compensation expenses as follows:

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	307	11,431	1,774	939	24,568	3,813
Sales and marketing expenses	2,080	17,916	2,781	12,968	44,838	6,959
Research and development expenses	7,451	36,688	5,694	20,391	95,321	14,794
General and administrative expenses	8,661	32,888	5,104	24,449	1,643,447	255,059
	18,499	98,923	15,353	58,747	1,808,174	280,625

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,998,203	10,756,365	1,669,362
Short-term investments	536,401	1,184,760	183,872
Accounts receivable	6,999	739	115
Amounts due from related parties	40,799	6,987	1,084
Prepayments and other current assets	164,910	602,669	93,533
Total current assets	4,747,312	12,551,520	1,947,966
Non-current assets
Property, equipment and software, net	191,355	272,644	42,314
Intangible assets, net	549	481	75
Right-of-use assets, net	144,063	257,651	39,987
Other non-current assets	-	4,000	621
Total non-current assets	335,967	534,776	82,997
Total assets	5,083,279	13,086,296	2,030,963
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable	41,856	33,286	5,166
Deferred revenue	1,200,349	1,879,719	291,728
Other payable and accrued liabilities	418,259	440,185	68,316
Operating lease liabilities, current	59,559	100,013	15,522
Total current liabilities	1,720,023	2,453,203	380,732
Non-current liabilities
Operating lease liabilities, non-current	76,373	158,227	24,557
Total non-current liabilities	76,373	158,227	24,557
Total liabilities	1,796,396	2,611,430	405,289
Mezzanine equity	5,587,000	-	-
Shareholders’ (deficit)/equity
Ordinary shares	81	549	85
Treasury shares (3,657,853 shares as of December 31, 2020 and nil as of September 30, 2021)	-	-	-
Additional paid-in capital	452,234	14,482,624	2,247,668
Accumulated other comprehensive loss	(130,387)	(82,118)	(12,744)
Accumulated deficit	(2,622,045)	(3,926,189)	(609,335)
Total shareholders’ (deficit)/equity	(2,300,117)	10,474,866	1,625,674
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,083,279	13,086,296	2,030,963

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	237,128	269,928	41,892	(56,456)	1,106,471	171,722
Net cash (used in)/generated from investing activities	(260,519)	(638,386)	(99,076)	797,570	(805,751)	(125,051)
Net cash generated from/(used in) financing activities	78,998	(2,370)	(368)	1,127,704	6,409,844	994,792
Effect of exchange rate changes on cash and cash equivalents	(82,763)	38,234	5,934	(55,258)	47,598	7,387
Net (decrease)/increase in cash and cash equivalents	(27,156)	(332,594)	(51,618)	1,813,560	6,758,162	1,048,850
Cash and cash equivalents at beginning of the period	2,248,071	11,088,959	1,720,980	407,355	3,998,203	620,512
Cash and cash equivalents at end of the period	2,220,915	10,756,365	1,669,362	2,220,915	10,756,365	1,669,362

KANZHUN LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	590,132	1,211,761	188,062	1,299,226	3,168,478	491,740
Add: Change in deferred revenue	164,677	9,241	1,434	290,588	679,370	105,437
Calculated cash billings	754,809	1,221,002	189,496	1,589,814	3,847,848	597,177

Net income/(loss)	33,801	286,168	44,414	(412,414)	(1,304,144)	(202,400)
Add: Share-based compensation expenses	18,499	98,923	15,353	58,747	1,808,174	280,625
Adjusted net income/(loss)	52,300	385,091	59,767	(353,667)	504,030	78,225

Net (loss)/income attributable to ordinary shareholders	(30,004)	286,168	44,414	(606,234)	(1,468,209)	(227,862)
Add: Share-based compensation expenses	18,499	98,923	15,353	58,747	1,808,174	280,625
Adjusted net (loss)/income attributable to ordinary shareholders	(11,505)	385,091	59,767	(547,487)	339,965	52,763

Weighted average number of ordinary shares
—Basic	109,142,384	861,454,878	861,454,878	107,921,949	420,605,543	420,605,543
—Diluted	109,142,384	927,370,444	927,370,444	107,921,949	480,361,688	480,361,688

Adjusted net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(0.11)	0.45	0.07	(5.07)	0.81	0.13
—Diluted	(0.11)	0.42	0.06	(5.07)	0.71	0.11

Adjusted net (loss)/income per ADS attributable to ordinary shareholders
—Basic	(0.21)	0.89	0.14	(10.15)	1.62	0.25
—Diluted	(0.21)	0.83	0.13	(10.15)	1.42	0.22